FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the period January 1, 2004 to March 31, 2004

Commission File Number: 0-19906

Spectrum Signal Processing Inc.

(Translation of registrant’s name into English)

2700 Production Way, Suite 200, Burnaby, B.C., Canada, V5A 4X1

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X]	Form 40-F [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- [   ]

SPECTRUM SIGNAL PROCESSING INC.
FOR THE QUARTER ENDED MARCH 31, 2004

PART I. FINANCIAL INFORMATION

Item 1. Financial Statements

INDEX TO FINANCIAL STATEMENTS
 (Prepared in conformity with accounting principles generally accepted in the United States of America)

Consolidated Balance Sheets at December 31, 2003 and March 31, 2004
Consolidated Statements of Operations and Deficit for the three months ended March 31, 2003 and 2004
Consolidated Statements of Cash Flows for the three months ended March 31, 2003 and 2004
Notes to Consolidated Financial Statements

SPECTRUM SIGNAL PROCESSING INC.
 CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of United States dollars, except numbers of shares)
Prepared in conformity with accounting principles generally accepted in the United States of America.

	December 31,	March 31,
	2003	2004
		(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	$458	$1,316
Restricted cash (note 8)	—	99
Trade receivables, net of allowance for doubtful accounts of $293 (2003-$298)	3,930	4,183
Receivable from Technology Partnerships Canada (note 5)	298	687
Inventories	1,824	1,709
Prepaid expenses	120	152

	6,630	8,146
Capital assets	1,778	1,480
Other assets (note 5)	—	301

	$8,408	$9,927

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$1,859	$2,356
Accrued liabilities (notes 3 and 5)	1,945	3,174

	3,804	5,530
Long-term obligations (note 3)	714	877
Stockholders’ equity
Share capital (note 7)
Authorized: 50,000,000 common shares, no par value Issued and outstanding: 16,963,924 (2003 - 14,751,724)	24,997	26,916
Additional paid-in capital	667	667
Warrants (note 7)	—	59
Deficit	(19,953)	(22,301)
Accumulated other comprehensive income
Cumulative translation adjustments	(1,821)	(1,821)

	3,890	3,520

	$8,408	$9,927

See accompanying notes to consolidated financial statements.

SPECTRUM SIGNAL PROCESSING INC.
 CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Expressed in thousands of United States dollars, except per share amounts and numbers of shares)
Prepared in conformity with accounting principles generally accepted in the United States of America.

	Three months ended March 31,
	2003	2004
	(Unaudited)	(Unaudited)
Sales (note 6)	$5,702	$4,280
Cost of sales	2,151	1,803

	3,551	2,477
Expenses
Administrative	1,147	1,098
Sales and marketing	1,252	679
Research and development	860	308
Amortization	193	132
Write-down of capital assets (note 3)	—	270
Restructuring and other charges (note 3)	62	2,329

	3,514	4,816

Earnings (loss) from operations	37	(2,339)
Other
Interest expense	6	9
Other income	(2)	—

	4	9

Net earnings (loss)	33	(2,348)
Deficit, beginning of period	(15,161)	(19,953)

Deficit, end of period	$(15,128)	$(22,301)

Earnings (loss) per share
Basic	$0.00	$(0.16)
Diluted	$0.00	$(0.16)
Weighted average shares
Basic	14,732,391	14,946,203
Diluted	14,736,962	14,946,203

See accompanying notes to consolidated financial statements.

SPECTRUM SIGNAL PROCESSING INC.
 CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of United States dollars)
Prepared in conformity with accounting principles generally accepted in the United States of America.

	Three months ended March 31,
	2003	2004
	(Unaudited)	(Unaudited)
Cash flows from operating activities
Net earnings (loss)	$33	$(2,348)
Adjustments to reconcile net earnings (loss) to net cash used for operating activities
Amortization	193	137
Write-down of capital assets	—	270
Non-cash portion of restructuring charges	62	1,382
Changes in operating assets and liabilities
Restricted cash	—	(99)
Accounts receivable	(419)	(642)
Inventories	(160)	115
Prepaid expenses	(61)	(32)
Accounts payable	394	497
Accrued liabilities	(432)	(296)

Net cash used for operating activities	(390)	(1,016)

Cash flows from investing activities
Purchase of capital assets	(274)	(104)

Net cash used for investing activities	(274)	(104)

Cash flows from financing activities
Issue of shares for cash, net of share issue costs	—	1,978

Net cash provided by financing activities	—	1,978

Net increase (decrease) in cash and cash equivalents during the period	(664)	858
Cash and cash equivalents, beginning of period	3,480	458

Cash and cash equivalents, end of period	$2,816	$1,316

See accompanying notes to consolidated financial statements.

SPECTRUM SIGNAL PROCESSING INC.
 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2004
(Expressed in thousands of United States dollars)
Prepared in conformity with accounting principles generally accepted in the United States of America.

1.	Basis of preparation

The accompanying financial information as at March 31, 2004 and for the three month period ended March 31, 2004 is unaudited and does not include all disclosures required under accounting principles generally accepted in the United States of America for annual financial statements. The accompanying financial information reflects all adjustments, consisting primarily of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of results for the interim periods. The consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s fiscal 2003 Annual Report.

2.	Significant accounting policies

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America using the same accounting policies and methods of application as those disclosed in note 2 to the Company’s financial statements for the year ended December 31, 2003.

Stock-based compensation

The Company has adopted only the disclosure provisions of Statement of Financial Accounting Standards (“FAS”) No. 123 (“FAS 123”), “Accounting for Stock-Based Compensation,” to account for grants under the Company’s existing stock-based compensation plans to employees. All options are granted with an exercise price equal to the market value of the stock on the date of grant. Accordingly, no compensation cost has been recognized for grants made under the stock option plan. Had compensation cost for the Company’s stock option plan been determined based on the fair value at the grant date for awards under those plans consistent with the measurement provisions of FAS 123, the Company’s net earnings (loss) and earnings (loss) per share would have been adjusted as follows:

	Three months ended March 31,
	2003	2004
	(Unaudited)	(Unaudited)
Net earnings (loss) - as reported	$33	$(2,348)
Less: Total stock-based employee compensation expense determined under fair value based method for all awards	(202)	(197)

Net loss - pro forma	$(169)	$(2,545)

Basic and diluted earnings (loss) per share - as reported	$—	$(0.16)
Basic and diluted loss per share - pro forma	(0.01)	(0.17)

SPECTRUM SIGNAL PROCESSING INC.
 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2004
(Expressed in thousands of United States dollars, except per share amounts)
Prepared in conformity with accounting principles generally accepted in the United States of America.

2.	Significant accounting policies, continued

Stock-based compensation, continued

The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions:

	Three months ended March 31,
	2003	2004
	(Unaudited)	(Unaudited)
Expected dividend yield	0%	0%
Expected stock price volatility	90%	80%
Risk-free interest rate	4.55%	2.45%
Expected life of options	5 years	1.8 years

Comparative figures

Certain comparative figures have been reclassified to conform to the presentation adopted in the current period.

Recent accounting pronouncements

In March 2004, the Financial Accounting Standards Board (“FASB”) issued an Exposure Draft of a proposed Statement of Financial Accounting Standards entitled “Share-Based Payment.” This proposed statement addresses accounting for stock-based compensation and would result in the fair value of all stock-based compensation arrangements, including options, being recognized as an expense in a company’s financial statements as opposed to supplemental disclosure in the notes to financial statements. The proposed Statement would eliminate the ability to account for stock-based compensation transactions using APB Opinion No. 25. If approved, the proposed statement provides that it would be applied to public entities, prospectively, for fiscal years beginning after December 15, 2004.

In December 2003, the FASB issued FAS 132 (revised 2003), “Employers disclosures about Pensions and Other Postretirement Benefits,” (“FAS 132”). This statement establishes standards that require companies to provide more details about their plan assets, benefit obligations, cash flows, benefit costs and other relevant information. In addition to expanded annual disclosures, companies are required to report the various elements of pension and other postretirement benefit costs on a quarterly basis. This statement is effective for fiscal years ending after December 15, 2003. However, because the Company does not have an employee pension plan, there is no impact on the consolidated financial statements.

SPECTRUM SIGNAL PROCESSING INC.
 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2004
(Expressed in thousands of United States dollars)
Prepared in conformity with accounting principles generally accepted in the United States of America.

3.	Restructuring and other charges

During the year ended December 31, 2002, the Company announced and implemented a business restructuring through a workforce reduction. In January 2004, the Company implemented a second business restructuring that included a workforce reduction of 46 persons, including four executives. The January 2004 restructuring was the result of the Company’s need to reduce operating expenses to more sustainable levels given prior year losses and its decision to cease all new development in its packet-voice product line.

The following table summarizes activity related to restructuring and other charges for the three month period ended March 31, 2004.

		Charges accrued
	Provision	during the three		Provision
	balance at	months ended		balance at
	December 31, 2003	March 31, 2004	Cash drawdowns	March 31, 2004
Facilities restructuring	$971	$78	$(122)	$927
Workforce reduction	95	2,221	(934)	1,382
Other	—	30	(30)	—

	$1,066	$2,329	$(1,086)	$2,309

Current				$1,476
Long-term				833

				$2,309

In connection with its restructuring activities, the Company evaluated the recoverability of certain capital assets and recognized asset impairment charges of $270. The Company reduced the carrying value of the assets, consisting primarily of excess computer and lab equipment, to their estimated fair value and recognized asset impairment charges as it was determined that the carrying value of the affected assets was not recoverable.

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2004
(Expressed in thousands of United States dollars)
Prepared in conformity with accounting principles generally accepted in the United States of America.

4.	Supplementary information

	Three months ended March 31,
	2003	2004
	(Unaudited)	(Unaudited)
Cash received for:
Interest	$2	$—
Cash paid for:
Interest	5	9
Income taxes	1	1
Non-cash financing activities
Issuance of share purchase warrants to brokers (note 7)	—	59

5.	Contingencies

Product warranties

The Company provides for estimated warranty costs at the time of product sale. Warranty expense accruals are based on best estimate with reference to historical claims experience. Since warranty estimates are based on forecasts, actual claim costs may differ from amounts provided. An analysis of changes in the liability for product warranties follows.

	Three months ended March 31,
	2003	2004
	(Unaudited)	(Unaudited)
Balance, beginning of period	$202	$218
Provision adjustments	64	12
Expenditures	(6)	(17)

Balance, end of period	$260	$213

Technology Partnerships Canada

In March 1999, the Company entered into a contribution agreement with Technology Partnerships Canada (“TPC”) to develop a new line of communications products. Under this agreement, TPC contributed a total of Cdn$5,994 ($4,576) towards the development of these products. In exchange for this contribution, the Company agreed to a 2.5% contingently repayable royalty on the revenues generated by the communications products for which TPC development financing was used, up to a maximum royalty amount of Cdn$11,428 ($8,724). The investment is repayable immediately upon the occurrence of certain events of default, which include insolvency events. Otherwise, the Company is not required to repay the investment except by way of the royalties, if any, described above. TPC did not receive an equity participation in the Company as part of its investment. During the three months ended March 31, 2004, the Company accrued royalties payable of Cdn$58 ($44).

SPECTRUM SIGNAL PROCESSING INC.
 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2004
(Expressed in thousands of United States dollars)
Prepared in conformity with accounting principles generally accepted in the United States of America.

5.	Contingencies, continued

Technology Partnerships Canada, continued

On March 16, 2004, the Company entered into a new contribution agreement with TPC which provides for the funding of approximately 25% of the Company’s total eligible research and development expenses. Eligible expenses are those used to develop new technologies focused on software reconfigurable signal processing platforms for use in aerospace and defense applications. The agreement provides for a maximum investment commitment by TPC of Cdn$8,300 ($6,336) through to December 31, 2006. TPC’s investment is structured to be contingently repayable by way of a 1.75% royalty on annual eligible gross flexComm™ revenues in excess of Cdn$22,368 ($17,075), up to maximum aggregate royalties of Cdn$10,500 ($8,015). The investment is repayable immediately upon the occurrence of certain events of default, which include insolvency events. Otherwise, the Company is not required to repay the investment except by way of royalties, if any, described above. TPC did not receive an equity participation in the Company as part of its investment. During the three months ended March 31, 2004 the Company recorded an amount due from TPC of Cdn$900 ($687) related to operating expenses and capital asset purchases for which TPC financing may be claimed.

Head Office lease

During the three months ended March 31, 2004, the Company renegotiated its head office lease agreement. The revised lease will reduce the size of the Company’s leased premises to approximately 24,000 square feet. The lease renegotiation terms include lease renegotiation fees, increased lease duration, the forfeiture of certain prior rights of the Company under the original lease, including the Company’s right of first offer and building signage rights. As consideration for modifying the terms of the lease, the Company was required to pay the building owner a cash lease renegotiation fee of Cdn$100 ($76) and issue the owner 200,000 of the Company’s common shares and 200,000 common share purchase warrants. At March 31, 2004, the Company has paid the cash lease renegotiation fee and has recorded a current liability equal to the fair value of the common shares and share purchase warrants it is required to issue under the terms of the agreement. The common shares were valued at their fair value on the date of the agreement and the common share purchase warrants were valued using the Black-Scholes option-pricing model. The total fair value of equity based compensation to be issued to the building owner is Cdn$401 ($301). Since the compensation to be paid to the building owner is considered a lease renegotiation fee, an asset has been recorded on the Company’s balance sheet that will be amortized over the balance of the new lease term. The Company’s new minimum lease payments will range between $340 and $420 annually over the balance of the new lease term.

6.	Segmented information

The Company operates in the communications infrastructure industry and all sales of its products and services are made in this segment. Management makes decisions about allocating resources based on the one operating segment.

Revenues by product line were as follows:

	Three months ended March 31,
	2003	2004
	(Unaudited)	(Unaudited)
Wireless	$5,249	$2,798
Packet-voice	453	1,482

	$5,702	$4,280

SPECTRUM SIGNAL PROCESSING INC.
 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2004
(Expressed in thousands of United States dollars)
Prepared in conformity with accounting principles generally accepted in the United States of America.

7.	Private placement

On March 23, 2004, the Company consummated the sale of 2,212,200 Units for a price of Cdn$1.35 ($1.01) per Unit, for gross proceeds of Cdn$2,986 ($2,242). Each Unit consists of one common share and one half of one common share purchase warrant. Each share purchase warrant entitles the holder to acquire one common share of the Company at a purchase price of Cdn$1.50 ($1.13) per common share acquired. The share purchase warrants expire on September 23, 2005. The common shares and warrants sold in the offering may not be resold until July 23, 2004. The offering was made in a private placement transaction primarily in Canada and was not registered in the United States. As compensation for their services in consummating the offering, the Company paid the selling brokers cash commissions of Cdn$217 ($163), which is equal to 7.27% of the gross proceeds of the offering, and issued to such brokers Compensation Warrants to purchase 99,549 Units. Each Compensation Warrant entitles the broker to acquire a Unit at a price of Cdn$1.50 ($1.13) per Unit and expires on March 23, 2005. The Units acquirable upon exercise of the Compensation Warrants have the same terms as the Units acquired by the investors in the private placement. The fair value of the Compensation Warrants was estimated by the Company to be Cdn$0.79 ($0.60) per warrant using the Black-Scholes option pricing model.

8.	Foreign exchange futures contracts

The Company periodically enters into foreign exchange futures contracts to attempt to reduce its exposure to foreign exchange rate fluctuations. When entered into, these contracts typically have a remaining term of less than one year before expiration, prior to which time the Company offsets the relevant open futures contract by entering into an offsetting transaction. The Company’s current policy is to limit the maximum notional principal amount it may hedge under these contracts at any one time to Cdn$12,000 ($9,160). The Company was party to the following foreign exchange futures contracts, for the purchase of Canadian dollars, at March 31, 2004.

			Notional principal		Fair value at
Purchase date	Settlement date	Type of contract	(Cdn$)	Price per Cdn$	March 31, 2004
1/2/2004	6/15/2004	Cdn dollar futures contract	$1,700	$1.3024	$(11)
1/14/2004	9/14/2004	Cdn dollar futures contract	1,700	1.2975	(19)
1/14/2004	12/14/2004	Cdn dollar futures contract	1,700	1.3006	(18)

			$5,100	$1.3002	$(48)

The Company records the fair value of open futures contracts as an accrued asset or liability on its balance sheet and records cash held by its broker to satisfy minimum margin requirements as restricted cash.

Item 2. Management Discussion and Analysis

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

Cautionary Statement Relating to Forward Looking Statements

     Information contained in this filing contains “forward-looking statements” which can be identified by the use of forward-looking terminology such as “believes,” “expects,” “may,” “will,” “should,” “anticipates” or comparable terminology, or by discussions of strategy. Spectrum Signal Processing, Inc. (the “Company” or “Spectrum”) cannot assure that the future results covered by these forward-looking statements will be achieved. The following discussion and analysis should be read in conjunction with the Company’s financial statements and the notes thereto included elsewhere in this Quarterly Report.

General

     Spectrum was incorporated in 1987 under the laws of British Columbia. Spectrum is a technology company that designs, develops and markets high performance wireless signal processing platforms for use in defense and communications infrastructure equipment. The Company’s hardware, software and ASIC technology work together to collect, compress and convert voice and data signals. The Company’s software reconfigurable platforms are targeted for use in government intelligence, surveillance and communications systems, satellite hubs and cellular base stations.

     Spectrum has maintained two discrete product lines since the year 2000. The Company targeted its aXs™ products at packet-voice applications and its flexComm™ products at wireless infrastructure applications. Spectrum ceased all new development in its packet-voice product line in January 2004 in light of significant processor roadmap risk and general market uncertainty. Today, Spectrum is focused on developing and marketing software reconfigurable platforms for government and commercial wireless infrastructure applications.

     The Company publishes its financial statements in United States dollars (“$”) and prepares all such statements in conformity with accounting principles generally accepted in the United States of America.

Key First Quarter 2004 Financial Results

•	Spectrum’s revenues were $4.3 million in the first quarter of 2004, down 25% from $5.7 million in the first quarter of 2003. The revenue decrease was attributable to declining legacy product sales partially offset by new flexComm product revenues.

•	Spectrum’s gross margin was 58%, consistent with its goal but down from 62% in the first quarter of 2003. As described below, Spectrum’s gross margin historically has varied quarter to quarter due to a variety of factors such as changes in product and customer mix, volume-related efficiencies, product royalty costs, warranty costs and charges to write down obsolete inventory.

•	Spectrum generated a net loss of $2.3 million in the first quarter of 2004, compared to break-even results in the first quarter of 2003. Spectrum’s net loss in the first quarter of 2004 was attributable to restructuring and capital asset write-down charges of $2.6 million. Net of these restructuring and capital asset write-down charges, Spectrum achieved net earnings of $251,000 in the period.

•	Spectrum’s cash and cash equivalents were $1.3 million at March 31, 2004, compared to $458,000 at December 31, 2003.

Key 2004 Initiatives

     Spectrum concluded its strategic review process in January 2004 with the Company choosing to restructure, refocus on its flexComm product line and cease all new development in its packet-voice product line. Spectrum’s restructuring initiative, which was substantially completed in the first quarter of 2004, is discussed in more detail below under “Results of Operations – Restructuring and Other Charges”.

Key 2004 Challenges and Opportunities

     Spectrum’s goal is to return to profitability over the course of 2004. In order to achieve this goal, the Company must mitigate the impact of its declining legacy product sales and realize the expense reduction targets established concurrent with its January 2004 restructuring.

     From a revenue perspective, Spectrum’s goal is to increase sales of its current generation flexComm products to compensate for the decline in legacy product sales. Legacy products include both pre-2000 general purpose-products and packet-voice products.

     From an expense perspective, Spectrum’s goal for 2004 is to reduce its annual operating expenses by 25% year over year. The Company’s January 2004 restructuring activities were specifically targeted at achieving this goal. While management believes it can achieve this level of cost reduction, a key challenge for 2004 will be to maintain these reduced expense levels in the face of demands for additional resources and ordinary course increases in costs, without negatively impacting desired revenue growth.

Results of Operations

	Three months ended March 31,
	2003	2004
Sales	100.0%	100.0%
Cost of sales	37.7%	42.1%

Gross profit	62.3%	57.9%
Expenses
Administrative	20.1%	25.7%
Sales and marketing	22.0%	15.9%
Research and development	15.1%	7.2%
Amortization	3.4%	3.1%
Write-down of capital assets	0.0%	6.3%
Restructuring and other charges	1.1%	54.4%

	61.6%	112.5%
Earnings (loss) from operations	0.6%	-54.6%
Other
Interest expense	0.1%	0.2%
Other income	0.0%	0.0%

	0.1%	0.2%

Net (earnings) loss for the period	0.6%	-54.9%

Three months ended March 31, 2004 compared to the three months ended March 31, 2003

     Sales. Sales for the first quarter of 2004 were $4,280,000, a decrease of $1,422,000, or 25%, relative to sales in the first quarter of 2003. Included in sales were revenues from the Company’s flexComm product line of $2,798,000, or 65% of sales, compared to $5,249,000, or 92% of sales in the first quarter of 2003. Also included were revenues from the Company’s packet-voice product line of $1,482,000, or 35% of sales, compared to $453,000, or 8% of sales for the first quarter of 2003. The decrease in the Company’s sales in the first quarter of 2004 compared to sales in the first quarter of 2003 was attributable primarily to a significant reduction in sales of the Company’s legacy wireless products developed pre-2000, as well as ordinary course fluctuations in the timing and value of orders. The Company expects that sales of its legacy wireless products will continue to decline in future periods and believes sales of its new flexComm products developed post-1999 will continue to increase. The Company ceased all new development in its packet-voice product line in January 2004 in light of significant processor roadmap risk and general market uncertainty. As a result, the Company expects to realize revenues from packet-voice product sales only through the first three quarters of 2004, after which time it expects that packet-voice product revenues will become nominal.

     Gross Profit. Gross profit decreased to $2,477,000 for the first quarter of 2004 from $3,551,000 for the first quarter of 2003, a decrease of $1,074,000, or 30%. Gross margin (profit as a percentage of sales) was 58% for the first quarter of 2004 compared to 62% for the first quarter of 2003. The Company’s historical gross margin has varied by quarter due to changes in product and customer mix, volume-related efficiencies, product royalty costs, warranty and charges to write-down obsolete inventory.

     Administrative. Administrative expenses for the first quarter of 2004 were $1,098,000, or 26% of sales for the period, compared to $1,147,000, or 20% of sales for the first quarter of 2003. Administrative expenses were lower in the first quarter of 2004, due primarily to reductions in employee compensation and facilities expenses resulting from the Company’s restructuring initiatives undertaken in January 2004. These savings were partially offset by losses realized on currency futures contracts, which are used by the Company to manage its exposure to foreign currency fluctuations as discussed in more detail below under “Quantitative and Qualitative Disclosures about Market Risk – Foreign Exchange Risk”. As a percentage of sales, administrative expenses increased in the first quarter of 2004 due to reduced revenues in the quarter without a commensurate reduction in administrative expenses.

     Sales and Marketing. Sales and marketing expenses for the first quarter of 2004 were $679,000, or 16% of sales for the period, compared to $1,252,000, or 22% of sales for the first quarter of 2003. Sales and marketing expenses were lower for the first quarter of 2004, in both dollar terms and as a percentage of sales, due to reduced employee compensation costs resulting from the Company’s January 2004 restructuring activities and reduced spending on third party sales representative commissions.

     Research and Development. Research and Development expenses were $308,000 for the first quarter of 2004, or 7% of sales for the quarter, compared to $860,000, or 15% of sales for the first quarter of 2003. The expenses in the first quarter of 2004 consisted primarily of costs associated with new product developments undertaken by the Company. The decrease in R&D expenditures resulted primarily from expense offsets accrued pursuant to the Company’s agreement with Technology Partnerships Canada, or TPC, which is explained in more detail below under “Financial Condition”. The Company’s agreement with TPC, which was finalized in March 2004, allows the Company to claim funding from TPC for 25% of eligible expenses incurred after June 18, 2003 until December 31, 2006. Funding received from TPC related to eligible R&D expenditures is treated as an expense offset and is carried on the Company’s balance sheet as “Receivable from Technology Partnerships Canada”. In addition, the Company’s R&D expenses were lower in the first quarter of 2004 due to reduced employee compensation expenses resulting from the Company’s January 2004 restructuring, partially offset by increased employee variable compensation costs.

     Amortization. Amortization expense for the first quarter of 2004 was $132,000, or 3% of sales for the period, compared to $193,000, or 3% of sales for the first quarter of 2003. Amortization was lower in the first quarter of 2004 due to the cumulative impact of the Company’s capital asset write-downs in the second half of 2003 and the first quarter of 2004.

     Write-down of Capital Assets. The Company evaluated the recoverability of certain capital assets and recognized asset impairment charges of $270,000 in the first quarter of 2004. The Company reviewed certain of its capital assets during the first quarter of 2004 in conjunction with its restructuring activities. As a result, the Company wrote-off the carrying value of certain assets that were determined to be no longer utilized in its operations and recognized asset impairment charges. These assets consist primarily of excess computer and lab equipment.

     Restructuring and Other Charges. Restructuring and other charges for the first quarter of 2004 were $2,329,000 consisting primarily of employee severance costs. In January 2004, the Company reduced its workforce by 46 persons, including four executives. The restructuring was necessitated by the Company’s need to reduce operating expenses to more sustainable levels given prior year losses and its decision to cease all new development in its packet-voice product line. The decision to cease all new development in the Company’s packet-voice product line was made in light of continued uncertainty over the future of the packet-voice processor family upon which this product line was built as well as continued poor revenue visibility for its packet-voice products.

     Net Earnings (Loss). The Company had a net loss for the first quarter of 2004 of $2,348,000, compared to net earnings of $33,000 for the first quarter of 2003. The Company’s loss per share (basic) for the first quarter of 2004 was $0.16, compared to earnings per share (basic) of $0.00 for the first quarter of 2003.

Financial Condition

     The Company historically has met its operating and capital requirements from cash flows from operations, from borrowings under its line of credit facility and from funds generated by the sale of its equity securities.

     During the quarter ended March 31, 2004, the Company used $1,016,000 in cash for operating activities due primarily to a net loss of $2,348,000, an increase in trade accounts receivable of $253,000, an increase in amounts receivable from TPC of $389,000 and a decrease in accrued liabilities of $296,000. These uses of cash were offset, in part, by the non-cash portion of restructuring charges of $1,382,000 and an increase in accounts payable of $497,000. Accounts payable increased as a result of the timing of procurements and payments to suppliers.

     Cash used for investing activities during the quarter ended March 31, 2004 was $104,000. In the period, the primary investing activity was the purchase of capital assets.

     Cash provided by financing activities during the quarter ended March 31, 2004 was $1,978,000 from the sale of the Company’s equity securities in a private placement consummated in March 2004. At March 31, 2004 and December 31, 2003, the Company’s cash and cash equivalents were $1,316,000 and $458,000, respectively. Other than with respect to future payments under operating leases and other contractual obligations as described in the Company’s 2003 Annual Report on Form 20-F and the potential for royalty payments under the Company’s agreements with TPC based on sales of certain products, as described below, the Company does not have significant future expenditure commitments at March 31, 2004 that are not currently reflected on its balance sheet. The Company believes that cash on hand, cash generated from operations and amounts available for borrowing under the Company’s line of credit will be sufficient to meet its working capital and capital expenditure requirements for at least the next twelve months. However, the Company may in the future require additional financial resources to meet its working capital, capital asset and acquisition requirements. If the Company needs to issue additional equity and/or debt securities to meet its future liquidity requirements, the terms of any future equity financings may be dilutive to the Company’s stockholders and the terms of any debt financings may contain restrictive covenants negatively affecting the Company’s stockholders. The Company’s ability to successfully consummate a financing will depend on, among other things, the status of its future business prospects as well as conditions prevailing in the capital markets.

     The Company has entered into various operating lease agreements with remaining terms of up to five years for office premises and equipment. See Note 10 of the Company’s annual financial statements, contained in the Company’s annual report on Form 20-F for the year ended December 31, 2003, which was filed with the Securities Exchange Commission on April 1, 2004, for a year-by-year summary of expected minimum lease payments.

     On March 23, 2004, the Company consummated the sale of 2,212,200 Units for a price of Cdn$1.35 ($1.01) per Unit, for gross proceeds of Cdn$2,986 ($2,242). Each Unit consists of one common share and one half of one common share purchase warrant. Each share purchase warrant entitles the holder to acquire one common share of the Company at a purchase price of Cdn$1.50 ($1.13) per common share acquired. The share purchase warrants expire on September 23, 2005. The common shares and warrants sold in the offering may not be resold until July 23, 2004. The offering was made in a private placement transaction primarily in Canada and was not registered in the United States. As compensation for their services in consummating the offering, the Company paid the selling brokers cash commissions of Cdn$217 ($163), which is equal to 7.27% of the gross proceeds of the offering, and issued to such brokers Compensation Warrants to purchase 99,549 Units. Each Compensation Warrant entitles the broker to acquire a Unit at a price of Cdn$1.50 ($1.13) per Unit and expires on March 23, 2005. The Units acquirable upon exercise of the Compensation Warrants have the same terms as the Units acquired by the investors in the private placement. The fair value of the Compensation Warrants was estimated by the Company to be Cdn$0.79 ($0.60) per warrant using the Black-Scholes option pricing model.

     In March 1999, the Company entered into an agreement with TPC providing for the financing of approximately one-third of the Company’s eligible research and development costs to develop a new product line. The Company claimed a total of Cdn$5,994,000 ($4,576,000) pursuant to the agreement which expired September 30, 2002. TPC’s investment was structured to be contingently repayable by way of a 2.5% royalty on the revenue generated by the products for which TPC development financing was used, up to a maximum royalty amount of Cdn$11,428,000 ($8,724,000). During the quarter ended March 31, 2004, the Company accrued royalties payable of $44,000 (Cdn$58,000). The investment is repayable immediately upon the occurrence of certain events of default, which include insolvency events. Otherwise, the Company is not required to repay the investment, except by way of royalties, if any, described above. TPC did not receive an equity participation in the Company as part of its investment.

     On March 16, 2004, the Company entered into a new funding agreement with TPC which provides for the financing of approximately 25% of the Company’s total eligible research and development expenses. Eligible expenses are those used to develop new technologies focused on software reconfigurable signal processing platforms for use in aerospace and defense applications. The agreement provides for a maximum investment commitment by TPC of Cdn$8,300,000 ($6,336,000) through to December 31, 2006. TPC’s investment is structured to be contingently repayable by way of a 1.75% royalty on the annual eligible gross flexComm revenues in excess of Cdn$22,368,000 ($17,075,000), up to an aggregate maximum of Cdn$10,500,000 ($8,015,000). The investment is repayable immediately upon the occurrence of certain events of default, which include insolvency events. Otherwise, the Company is not required to repay the investment, except by way of royalties, if any, described above. No royalties have been accrued to date. TPC did not receive an equity participation in the Company as part of its investment.

     The Company entered into an agreement with its landlord during the quarter to modify the terms of its head office lease. The revised lease will reduce the size of the Company’s leased premises to approximately 24,000 square feet. The lease renegotiation terms include lease renegotiation fees, increased lease duration, the forfeiture of certain prior rights of the Company under the original lease, including the Company’s right of first offer and building signage rights. The Company’s minimum lease payments, under the revised lease, will range from $340,000 to $420,000 annually over the balance of the new lease term. These new minimum lease payments will produce savings of approximately $520,000 in 2004 and $670,000 to $710,000 annually from 2005 through to the end of the original lease term. Additional information regarding the Company’s lease renegotiation fees can be found above in “Item 1 – Financial Statements”. The Company’s revised lease document is expected to be finalized by June 30, 2004 and will be filed as a material contract with the Company’s second quarter 2004 6-K.

     The Company has a line of credit facility with a Canadian Chartered Bank consisting of up to Cdn$5,000,000 (approximately $3,820,000) operating line of credit. The Company’s U.S. dollar borrowing capacity under its Canadian dollar-denominated line of credit will vary period to period based on exchange rate fluctuations. Borrowings under the line of credit bear interest at the bank’s U.S. base rate plus 0.5%, unless the borrowings are denominated in Canadian dollars, in which case the rate of interest is the bank’s prime rate plus 0.5%. Borrowings are due on demand and interest is due monthly. Borrowings are secured by a first ranking security interest on substantially all of the Company’s current assets and personal property. Borrowings may not exceed 75% of qualifying domestic and foreign accounts receivable and 25% of inventories to a maximum of Cdn$1,000,000 (US$763,000) for inventory. The line of credit agreement does not contain any financial covenants. The line of credit agreement contains certain non-financial covenants including a requirement for the Company to obtain the prior written consent of the bank prior to (1) encumbering any of its properties, assets or other rights; (2) disposing of any of its properties or assets other than in the ordinary course of business and on commercially reasonable terms; and, (3) merging, amalgamating, or otherwise entering into any other form of business combination. The Company’s borrowings under the line of credit as of March 31, 2004 were nil.

Inflation, Foreign Currency Fluctuations and Foreign Exchange Futures Contracts

     The Company believes that inflation and other changes in prices have not had a material effect on the Company.

     The Company sells the majority of its products in U.S. dollars while incurring costs, in varying proportions, in Canadian dollars, U.S. dollars and other currencies. Thus, the Company’s operations are susceptible to fluctuations in currency exchange rates. In addition, if the Canadian dollar rises relative to the U.S. dollar, the Company’s reported financial results may be materially and adversely affected. While the Company does attempt to mitigate some of the risks of exchange rate fluctuations between the U.S. dollar and the Canadian dollar by denominating many of its payment obligations in U.S. dollars and, to a lesser extent, through its use of exchange-traded or over-the-counter contracts, there can be no assurance that these strategies will substantially reduce the potential adverse effect of exchange rate fluctuations on the Company’s business, financial condition or results of operations.

     The Company periodically enters into foreign exchange futures contracts to attempt to reduce its exposure to foreign exchange rate fluctuations. When entered into, these contracts typically have a remaining term of less than one year before expiration, prior to which time the Company offsets the open futures contract by entering into an offsetting transaction. The Company’s current policy is to limit the maximum notional principal amount it may hedge under these contracts at any one time to Cdn$12,000,000 ($9,160,000). The Company was party to foreign exchange futures contracts with a total notional principal of Cdn$5,100,000 ($3,890,000) at March 31, 2004. Details of these contracts can be found below in “Item 3: Quantitative and Qualitative Disclosure about Market Risk”.

Critical Accounting Policies

     The Company prepares its consolidated financial statements in conformity with the accounting principles generally accepted in the United States of America, and makes estimates and assumptions that affect its reported amounts of assets, liabilities, revenue and expenses, and the related disclosure of contingent liabilities. The Company bases its estimates on historical experience and other assumptions that it believes are reasonable in the circumstances. Actual results may differ from these estimates.

     The Company’s accounting policies are fundamental to understanding management’s discussion and analysis of results of operations and financial condition since they involve significant estimates and assumptions used in preparing its consolidated financial statements. These policies are described in the Company’s 2003 Annual Report on Form 20-F as filed with the SEC. During the quarter ended March 31, 2004, the Company did not adopt any new accounting policy that would have a material impact on its consolidated financial statements, nor did it make changes to existing accounting policies. Senior management has discussed with the Company’s Audit and Governance Committee the development, selection and disclosure of accounting estimates used in the preparation of the consolidated financial statements.

Item 3. Quantitative and Qualitative Disclosures about Market Risk

Foreign Exchange Risk

     The Company sells the majority of its products in U.S. dollars while incurring costs, in varying proportions, in Canadian dollars, U.S. dollars and other currencies. Thus, the Company’s operations are susceptible to fluctuations in currency exchange rates. In addition, if the Canadian dollar rises relative to the U.S. dollar, the Company’s reported financial results may be materially and adversely affected. Based on results for the quarter ended March 31, 2004, the Company estimates that a 1% change in the foreign exchange rate between the Canadian dollar and the U.S. dollar would have an impact of approximately $65,000 on the Company’s annual net earnings, net of restructuring and other related charges. The Company believes that is has reduced it’s exposure to foreign exchange rate fluctuations from 2003 levels due to reduced Canadian dollar denominated expense levels. This reduction results from both the Company’s restructuring in January 2004 and the signing of a Canadian dollar denominated TPC funding agreement in the quarter.

     The Company periodically enters into currency derivative contracts to attempt to reduce its exposure to foreign exchange rate fluctuations. These contracts typically do not have terms exceeding one year when entered into. The Company’s current policy is to limit the maximum notional principal amount it may hedge under these contracts at any one time to Cdn$12,000,000 ($9,160,000).

     While the Company does attempt to mitigate some of the risks of exchange rate fluctuations between the U.S. dollar and the Canadian dollar by denominating many of its payment obligations in U.S. dollars and, to a lesser extent, through its use of exchange-traded or over-the-counter contracts, there can be no assurance that these strategies will substantially reduce the potential adverse effect of exchange rate fluctuations on the Company’s business, financial condition or results of operations.

     At March 31, 2004, the Company was party to a number of foreign exchange futures contracts, for the purchase of Canadian dollars, which are listed in the table below. The Company recognized an accumulated fair value loss of $201,000 for the quarter ended March 31, 2004 attributable to foreign exchange futures contracts.

			Notional principal		Fair value at
Purchase date	Settlement date	Type of contract	(Cdn$)	Price per Cdn $	March 31, 2004
1/2/2004	6/15/2004	Cdn dollar futures contract	$1,700,000	$1.3024	$(11,000)
1/14/2004	9/14/2004	Cdn dollar futures contract	1,700,000	1.2975	(19,000)
1/14/2004	12/14/2004	Cdn dollar futures contract	1,700,000	1.3006	(18,000)

			$5,100,000	$1.3002	$(48,000)

Interest Rate Risk

     The Company has a credit facility consisting of up to Cdn$5,000,000 (approximately $3,820,000) operating line of credit. The Company’s U.S. dollar borrowing capacity under its Canadian dollar denominated line of credit will vary period to period based on exchange rate fluctuations. The Company does not currently have any borrowings under its line of credit.

Credit Risk

     Financial instruments that potentially subject the Company to concentrations of credit risk are primarily accounts receivable. Credit risk in receivables is limited to original equipment manufacturers and to dealers and distributors of hardware and software products. The Company performs on-going credit evaluations of its customers’ financial condition and requires letters of credit or other guarantees whenever deemed necessary. The Company also purchases credit insurance to protect against bad debt losses for the majority of its foreign non-government receivables.

PART II. OTHER INFORMATION

Item 1. Legal Proceedings

None

Item 2. Changes in Securities

None

Item 3. Defaults upon Senior Securities

Not Applicable

Item 4. Submission of Matters to a Vote of Security Holders

None.

Item 5. Other Information

Not Applicable

Item 6. Exhibits and Reports

(a) Exhibits

4.33	Agreement, dated March 16, 2004, between the Company and Technology Partnerships Canada*

* Confidentiality requested. Confidential portions have been omitted and filed separately with the Commission, as required by Rule 24b-2 of the Securities Exchange Act of 1934.

     (b) Reports on Form 6-K

     1. Report on Form 6-K, filed January 30, 2004, attaching the following: (a) a press release announcing that the Company has appointed Mario Palumbo as VP of Engineering; and (b) a press release announcing that the Company concluded its strategic alternatives review and selected a stand-alone strategy.

     2. Report on Form 6-K, filed February 27, 2004, attaching the following: (a) a press release announcing a conference call and live audio webcast regarding the Company’s fourth quarter and year-end results; and (b) a press release announcing the Company’s fourth quarter and year-end results.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Spectrum Signal Processing Inc.
Date: May 14, 2004	By:	/S/ BRENT FLICHEL
		Name:	Brent Flichel
		Title:	Vice President of Finance and Chief Financial Officer